EXHIBIT 99.1

For Immediate Release 21-32-TR	Date:	August 14, 2021

Temporary Suspension of Highland Valley Copper Operations

due to Evacuation Order

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that operations at Teck Highland Valley Copper (HVC) in south-central British Columbia have been temporarily suspended due to an evacuation order issued by the District of Logan Lake in response to wildfire activity in the area.

All workers are being safely demobilized from the site with the exception of a small number of employees necessary to responsibly ensure safety and environmental protection.

There is currently no risk to infrastructure of the operation. Teck is closely monitoring wildfire conditions and will restart operations once the evacuation order is lifted and it is deemed safe to do so.

Impact to production at HVC is dependent on the length of the suspension of operations.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com